Exhibit 99.62

GRAS NOTIFICATION UPDATE
U.S. PATENT GRANTS

Vancouver, British Columbia, April 8, 2010 — Burcon NutraScience Corporation (TSX -BU) (“Burcon” or the “Company”) announces today that the Division of Biotechnology and GRAS Notice Review of the Center for Food Safety and Applied Nutrition of the Food and Drug Administration (the “FDA”) has formally acknowledged receipt of Burcon’s GRAS notification. Burcon’s GRAS notification was filed in January 2010 and in response to comments from the FDA, it was modified and resubmitted in February 2010. In a letter dated April 1, 2010 the FDA has formally acknowledged receipt of the GRAS notification.

Burcon also reports that five previously announced notices of allowance received with respect to its U.S. patent applications have now proceeded to grant as United States patents by the United States Patent and Trademark Office. The first U.S. Patent – titled “Canola Protein Isolate Compositions” (US Patent No. 7,662,922) covers processes for the production of canola protein isolates whereby the resulting isolates are separated into their native underlying protein fractions. The second U.S. Patent – titled “Colour Reduction in Canola Protein Isolate” (US Patent No. 7,678,392) covers extraction procedures that improve the final colour profile of Puratein® canola protein isolate and Supertein™ canola protein isolate. The third U.S. Patent – titled “Process For Preparation of Canola Protein Isolates” (US Patent 7,682,646) covers an extraction procedure for the preparation of a highly refined Supertein™ canola protein isolate. The fourth U.S. Patent – titled “Production of Oilseed Protein Isolates” (US Patent 7,687,087) covers processes for the efficient production of Burcon’s Puratein® canola protein isolate and Supertein™ canola protein isolate. The fifth U.S. Patent – titled “Protein Isolation Procedures for Reducing Phytic Acid” (US Patent 7,687,088) covers processes for reducing phytic acid in the production of protein isolates from oilseed meals.

Burcon now holds a total of 17 U.S. patents over its protein extraction technology and protein product uses. To-date, Burcon’s patent portfolio consists of 120 issued patents in various countries, including the 17 issued U.S. patents noted above, and in excess of 225 additional pending patent applications, 70 of which are U.S. patent applications.

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We are developing Puratein® and Supertein™ canola protein isolates with unique functional and nutritional attributes, and CLARISOY™, a revolutionary soy protein isolate which is 100% soluble and completely transparent in acidic solutions. Our team of highly specialized scientists and engineers work from our own research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of

120 issued patents in various countries, including 17 issued U.S. patents, and in excess of 225 additional pending patent applications, 70 of which are U.S. patent applications.

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ON BEHALF OF THE BOARD OF DIRECTORS
"Johann F. Tergesen”
Johann F. Tergesen

Burcon NutraScience Corporation is a publicly listed on the Toronto Stock Exchange under the symbol “BU”. For more information on Burcon, visit www.burcon.ca.

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, the Corporation’s, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in this press release, the words “goal”, “intend”, “believes”, “potential”, “expected”, “anticipates”, “will be”, and similar expressions, generally identify forwardlooking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties. In light of the many risks and uncertainties surrounding the development of a source of protein from canola meal, you should understand that we cannot assure you that the forward looking statements contained in this press release will be realized.

For more information, please contact:
Jade Cheng, Chief Financial Officer Burcon
NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
jcheng@burcon.ca www.burcon.ca
AXINO AG
Wolfgang Seybold, Investor Relations Europe
AXINO AG, Königstraße 26, 70173 Stuttgart, Germany
Tel. +49-711-25 35 92-40 / Fax +49-711-25 35 92-55
wolfgang.seybold@axino.de www.burcon.net